FORM N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for
descriptions, see Instruction 1 above):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration
	(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company
	(Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:  ASA MARKET NEUTRAL EQUITY FUND LLC

3.	Securities and Exchange Commission File No.: 811-21391

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	[X] Initial Application	[ ] Amendment

5.	Address of Principal Executive Office (include No. & Street,
City, State, Zip Code):

		817 West Peachtree Street NW
		Suite 400
		Atlanta, GA 30308-1144

6.	Name, address, and telephone number of individual the
Commission staff should contact with any questions regarding this form:

		John A. MacKinnon, Esq.
		Sidley Austin Brown & Wood LLP
		787 Seventh Avenue
		New York, NY 10019

7.	Name, address and telephone number of individual or entity
responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
270.31a-1, .31a-2]:

		Jeremy L. Standrod
		Aspen Partners, LTD
		817 West Peachtree Street NW
		Suite 400
		Atlanta, GA 30308-1144


NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31 a-1 and 31 a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company
(check only one):

	[] Open-end		[X ]	Closed-end

10.	State law under which the fund was organized or formed
(e.g., Delaware, Massachusetts):

		Illinois

11.	Provide the name and address of each investment adviser of
the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

		Aspen Strategic Alliance LLC
		817 West Peachtree Street NW
		Suite 400
		Atlanta, GA 30308-1144

		QED CapitalWorks LLC
		817 West Peachtree Street NW
		Suite 400
		Atlanta, GA 30308-1144

12.	Provide the name and address of each principal underwriter
of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

		PFPC Distributors, Inc.
		760 Moore Road
		King of Prussia, PA 19406

13.	If the fund is a unit investment trust ("UIT") provide:

Depositor's name(s) and address(es):   N/A

Trustee's name(s) and address(es):   N/A

14.	Is there a UIT registered under the Act that served as a
vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes	[X] No

If Yes, for each UIT state: Name(s):

15.	(a)	Did the fund obtain approval from the board of
directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes	[ ] No

If Yes, state the date on which the board vote took place:
February 23, 2005

If No, explain:

(b)	Did the fund obtain approval from the shareholders
concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[] Yes	[X ] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Article VI, Section 6.1 of the Fund's Operating Agreement provides that the Fund shall be dissolved upon the affirmative vote to dissolve the Fund by: (i) the Board of Directors or
(ii) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in
connection with the Merger or Liquidation?

[X] Yes	[ ] No

(a)	If Yes, list the date(s) on which the fund made those
distributions:

February 28, 2005
April 30, 2005

(b)	Were the distributions made on the basis of net assets?

[X] Yes	[ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes	[ ] No

(d)	If No to (b) or (c) above, describe the method of
distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

[ ] Yes		[X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

[ ] Yes	[X] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's
shareholders?

[X] Yes	[ ] No

If No,
(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received
distributions in complete liquidation of their interests?

	[ ] Yes	[X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is
filed? (See question 18 above)

[ ] Yes	[X] No

If Yes,
(a)	Describe the type and amount of each asset retained
by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

	[ ] Yes	[ ] No

21.	Does the fund have any outstanding debts (other than face-
amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes	[X] No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding
debts or other liabilities?


IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the
Merger or Liquidation:

(i)	Legal expenses:  None

(ii)	Accounting expenses: None

(iii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above):

	(b)	How were those expenses allocated?

	(c)	Who paid those expenses?

	(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes	[X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative
proceeding?

[ ] Yes	[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any
business activities other than those necessary for winding up its affairs?

[ ] Yes	[X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the
fund surviving the Merger:

(c)	If the merger or reorganization agreement has been
filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not
been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of ASA Market Neutral Equity Fund LLC , (ii) he or she is the Vice-President, Treasurer and Chief Financial Officer of ASA Market Neutral Equity Fund LLC and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


/s/Jeremy L. Standrod
Jeremy L. Standrod